

May 19, 2015

Via E-mail
Debra A. Hess
Chief Financial Officer
NorthStar Asset Management Group, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

      Re: **NorthStar Asset Management Group, Inc.**
               Form 10-K for the year ended December 31, 2014
               Filed March 2, 2015
               File No. 001-36301

Dear Ms. Hess:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Note 4 – Investments in Unconsolidated Ventures, pages 60 – 61

1.   Please revise future periodic filings to include summarized financial information for your equity method investments pursuant to Rule 4-08(g) of Regulation S-X. In your response, please confirm your intent to include the requested disclosures in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant